Tampon Tribe

Annual Income Statement
For the period 2019

	Year	2019
Revenues		
Sales Revenue		170,554.97
Sales Revenue - Wholesale		8,824.01
Sales Tax Remitted		-441.32
Returns & Allowances		-282.07
Total Revenues		**178,655.59**
Cost of Sales		
Cost of Goods Sold		93,639.66
Total Cost of Sales		**93,639.66**
Gross Profit		**85,015.93**
Operating Expenses		
Bank & ATM Fee Expense		630.27
Business Meals Expense		2,093.90
Commission & Fees		5.70
Company Events Expense		78.24
Computer Equipment Expense		2,872.20
Employee Benefits Expense		984.14
Facility & Utilities Expense		140.00
Gas & Auto Expense		535.99
Independent Contractor Expense		130,409.27
Insurance Expense - Auto		944.92
Insurance Expense - Business		757.50
Interest Expense		288.04
License & Fee Expense		634.48
Marketing & Advertising Expense		74,877.15
Merchant Fees Expense		7,756.95
Office Kitchen Expense		225.41
Office Supply Expense		4,881.26
Parking & Tolls Expense		291.60
Payroll Expense - Salary & Wage		2,000.00
Phone & Internet Expense		270.97
Postage & Shipping Expense		35,814.45
Professional Service Expense		6,209.20
Rent or Lease Expense		5,745.61
Research & Development Expense		434.74
Software & Web Hosting Expense		13,032.69
Taxes Paid		800.00
Training & Education Expense		9,698.59
Travel & Transportation Expense		8,430.46
Uniforms Expense		65.83
Total Operating Expenses		**310,909.56**
Total Expenses		**404,549.22**
Net Profit		**-225,893.63**